INVEST IN **FAXO**

Faxo: The Everything App — One Platform Designed to Replace $2 Trillion Worth of Apps


faxo
the everything app
FAXO THE EVERYTHING APP!

faxo.com St. Louis, MO

Technology Marketplace B2B Ecommerce B2C

Highlights

Repeat Founder

Started a prior company with $2M+ in funding or revenue

1. 🚀 Traction: 800K+ users in months ⭐ 2,700+ ratings (iOS & Android)

2. 💰 Growth: ~277% avg MoM (last 4 mos); ~18,600% total growth; ~$1T TAM

3. ⭐ Ratings: iOS > Facebook·X·Tinder | Android > TikTok·Instagram·YouTube·X·Tinder·LinkedIn·WhatsApp

4 🛡️ Moat: Proprietary, fast, modular super-app—hard to replicate

5 💹 Revenue: Subs, in-app, ads, marketplace fees, and business tools all live

6 📱 Apps: Faxo+ (18+) & Faxo (12+)—launched Jan '25 / Apr '25

7 🌍 Mission: End app fatigue with an all-in-one platform—like Amazon for apps

8 ⏰ Timing: Global platforms converging—perfect setup for the rise of super-apps

Featured Investor



Garry Weiss
Syndicate Lead   Follow   Invested $21,000 ⓘ

Managing Director, Leveraged Finance for a global bank

"I am drawn to visionaries, revolutionaries and market disruptors who have the skill, experience and deep-seated intuition to create the blueprint and roadmap to ride the next digital wave. Powered by AI, Super Apps have the potential to unleash a digital tsunami in the apps market. The inroads made by Faxo and its founder, Steve Urciuoli are unlike any other currently available in the United States. Super Apps already dominate in Asia, with the U.S. market ripe for consolidation and domination. I have known the founder for many years and have confidence in his ability to execute the disruption of a total addressable market in excess of $2 trillion in size. Faxo's metrics are growing exponentially, with web traffic doubling every week, or maybe even every day at this point (the latter, conjecture on my part). This is likely driven by users' realization of the benefit of having all their apps in one place. Faxo also boasts multiple revenue sources (e.g., advertising, subscriptions, In-app purchases, marketplace fees, event tools). With users residing in one place for longer, Faxo has a birds-eye view of users' interests, transactions, relationships and behavior, which will prove invaluable to prospective advertisers. Faxo also has cost efficient scaling and low customer acquisition costs, translating into viral growth potential. Faxo is not just a collection of apps or a Super App, but an ecosystem that simplifies and enhances a user's web experience, while providing Faxo with valuable info about each user's behavior. Steve has created a truly unique business for the U.S. market. He also has a demonstrated record of accomplishment, the brains, work ethic and resources to power this revolution and the company's meteoric rise. I'm strapped in for the ride."

Our Founder



Steve Urciuoli Founder & CEO

Built e2e Partners to $1.6M/year; now solo founder of Faxo. With 36 years shipping large-scale systems for Fortune 100s, startups, and U.S. agencies, I'm unifying it all in one platform to change how the world connects.

Faxo: The Everything App

Before Facebook, TikTok, YouTube, Instagram, X, Pinterest, Tinder, LinkedIn, Reddit, Craigslist, Coinbase, and WhatsApp became giants, each reshaped how people connect.

Faxo unites those worlds—into one U.S.-built super app designed for global trust.

One platform. Built for worldwide scale. *Invest while it's early.*



Why Invest in Faxo?

Faxo is a U.S.-built super app — *combining social, business, commerce, dating, messaging, media, and more into one seamless platform.* The super app model has **already transformed life in Asia,** but *global adoption has stalled* because **WeChat's ties to China limit trust.**

Tech leaders like Brian Chesky (Airbnb) and Mark Zuckerberg (WhatsApp) have publicly expressed their ambitions to build super apps, *but they're modifying existing products.* Faxo was built from day one to integrate everything in one place — *fast, secure, and global.*

Even **Elon Musk** has called the absence of a global, consolidated super app a *"fundamental gap"* in the market. **Faxo is designed to fill that gap** — *and we already have the traction to prove it.* The market is **fragmented, the opportunity is massive, and we have an early-mover edge.**

With **proprietary tech** that *scales to unlimited features* and multiple revenue streams already live, Faxo is **positioned to become the default digital hub for billions worldwide** (not guaranteed) — *just as WeChat has in China,* but **built in the U.S. and trusted globally.**

📈 The Future is All-in-One

Super apps have already transformed digital life in Asia — **now the same shift is coming to the rest of the world, and Faxo is designed to be at the forefront.** We're not just an app, *we're an ecosystem* where **every feature makes the others more valuable,** keeping users engaged and revenue flowing.

To maximize reach and comply with app store policies, Faxo comes in two versions: *Faxo+* **(mature, includes dating)** and *Faxo* **(teen-rated, excludes dating). Both deliver the same super app experience**, ensuring *we can serve the broadest possible audience worldwide.*

Built in the U.S. but designed for a global audience, Faxo is positioned to capture markets everywhere. We believe *this shift is inevitable* — the only question is **who will own it.** *We believe it's going to be Faxo,* and **early investors will share in that growth.**



Key Benefits of a Super App – and Why Faxo Leads

🔄 Unmatched User Retention

When one platform delivers *social networking, messaging, dating, business tools, a marketplace, content creation, and live streaming* in one seamless experience, it becomes part of a user's daily life. Each feature fuels engagement in the others, creating habits single-purpose apps can't match.

> **When everything users need is in one place, they don't just visit — they stay.**

Category Disruptor in a $2 Trillion Market

Faxo unites the strengths of apps worth $2+ trillion — Facebook's social, LinkedIn's professional tools, Tinder's dating, WhatsApp's messaging, and Craigslist's marketplace — **into one platform where everything works together.**

When your *professional network* boosts your *social life*, or your *purchases* enhance your *reputation*, value compounds across the ecosystem. **Our AI learns from every interaction to make each feature smarter — a synergy single-purpose apps can't replicate.**

Following WeChat's $62B playbook in America

THE SUPER APP MARKET HITS $426B BY 2030, GROWING 25.6% YEARLY. WECHAT ALREADY PROVED THIS WORKS WITH 1.38B USERS AND $62B REVENUE. AMERICANS ARE ACTUALLY MORE VALUABLE—WE SPEND 3X MORE PER USER THAN ASIAN MARKETS.

TARGET REVENUE SEGMENTS


9:58




SOCIAL MEDIA - $286 BILLION
FACEBOOK, INSTAGRAM, TIKTOK
BUSINESS MEDIA - $17.1 BILLION
LINKEDIN
MESSAGING - $151.9 BILLION
WHATSAPP, DISCORD
MARKETPLACE - $87.9 BILLION
CRAIGSLIST, PINTEREST
STREAMING - $129 BILLION
TWITCH, YOUTUBE
DATING - $11 BILLION
TINDER

🌐 Viral Growth Through Network Effects

In Faxo, every new feature and every new user **amplifies value for the entire ecosystem:**

1. A *dating user* becomes a *marketplace buyer*.
2. A *business user* creates *content* and joins *groups*.
3. A *seller* becomes a *content creator*, *streamer*, or *mentor*.

The more users join — and the more features they use — the faster growth compounds.


Shopping
Buy, sell, local, message & more
Marketplace
New York NY, US
All
For Sale
Housing
Local
Connect with neigbors near you
Local


$69900 - 1961 Chevy Impala
$2500 - 14k White Gold 1.03 CTW Round Cut GIA Diamond Engagement Ring
$750 - Wholesale Mobile phones and other Electronics product for sale at lower price.
$1200 - 1.16 Carat Pear Emerald Cocktail Ring - 16 Round Diamonds Surround
Home
Friends
Video
Marketplace
Alerts
Menu
NEW YORK NY, US
Public group
51 Members
Joined
Posts
People
Best
New York
16d
$69900 - 1961 Chevy Impala
See more
Home
Friends
Video
Marketplace
Alerts
Menu

Massive Monetization Potential

Five Revenue Streams Already Working

- 📢 **Ads** — Targeted placements across social, work, dating, and shopping *(Facebook-like)*.
- ⭐ **Subscriptions** — Separate premium plans for **dating, business, and social** *(LinkedIn-style)*.
- 🎁 **In-App Purchases** — Gifts, boosts, and coins for live streams, creators, and dating *(TikTok-like)*.
- 🛒 **Marketplace Fees** — Take-rate on local services & goods with identity and messaging *(eBay-style)*.
- 🧰 **Business Tools** — Paid pages, CRM, analytics, bookings, and self-serve ads for SMBs *(Shopify-style)*.

Why this compounds: Multi-feature users are more engaged and more monetizable—value single-purpose apps can't capture.

Industry example: As seen with **Grab** (a leading Southeast Asian super app), cross-service users spend **~4× more** and order **up to 5× more often**, driving higher retention and ecosystem stickiness—effects single-purpose apps struggle to match.

One identity. One wallet. One feed. Each stream reinforces the

others—**compounding** engagement and revenue.

	Ads	Premium Subs	In-App Purchases	Marketplace Fees	Business Tools
Meta	✓	✓	✓	✓	✓
TikTok	✓	–	✓	✓	–
LinkedIn	✓	✓	–	–	✓
tinder	–	✓	✓	–	–
ebay	✓	✓	–	✓	–
Spotify	–	–	–	✓	✓
faxo	✓	✓	✓	✓	✓

💰 Cost-Efficient Scaling

Super apps unify infrastructure, driving **lower customer acquisition costs** and **leaner operations**:

1. **One brand, one app, one account** — market once, onboard once, retain for life.

2. **Shared backend across multiple functions** — less complexity, faster updates, lower overhead.

💡 Connie Chan (Andreessen Horowitz) on the rise of super apps in China

For context only.

1. **The super-app flywheel**: Bundling apps → higher retention, lower CAC

2. **Platform > product**: Each new feature/app amplifies the whole

3. **Monetization & moat**: One identity + wallet → diversified revenue, stickier users

A16Z   Rise of the Super App: Mobile-First Product Ideas from Chi...   🕐 Watch later   ➴ Share



🚀 Next Revenue Drivers in Development

We're building **three major features** to power the next stage of Faxo's growth:

1. **Create Your Own Social Network** – For *both individuals and corporations*, like Discord or Slack's "create your own server," users can launch their own branded communities inside Faxo — driving engagement and monetizable micro-networks.

2. **Direct Ads** – Businesses and creators will buy and manage ads directly inside Faxo, leveraging unmatched targeting across social, business, dating, and marketplace activity.

3. **Crypto Wallets** – Secure, integrated wallets enabling transactions, payments, and digital asset storage — positioning Faxo for the global Web3 economy.

4. <u>**Update - Faxo Crypto Wallet is Live w/Stock Trading Preview**</u>

These features open **entirely new monetization streams** while making Faxo even more essential for daily use — all inside one scalable, all-in-one platform.

U.S. Market Timing Advantage

While super apps dominate Asia, *the U.S. market is fragmented* **— and ripe for consolidation. Faxo is an early mover with a** *native all-in-one platform,* **built in the U.S. for both American and global users.**



🚀 **Own Faxo — the U.S.–built super app engineered for worldwide scale.** *Invest now.*